Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	THURSDAY, MAY 30 2013

Performance Statistics

On-Time Experience

American	Wed	MTD	Target
D-0	59.5	57.0	64.5
A+14	74.6	76.6	80.3

Eagle
D-0	70.5	70.7	69.0
A+14 DOT	62.0	60.0	75.9

Every Bag Counts

American	Wed	MTD*	DOT Standard
	2.63	2.83	2.50

* DOT claims per 1000 customers

Announcements

» Check out the Latest Arrivals!

Get the newest merger news from American and US Airways in this week’s Arrivals newsletter. The May 29 issue highlights historic moments that shaped American and US Airways, uniforms through the years, recent award recognition, and spotlights on San Diego and Venice. Read it on new Jetnet!

» American to Launch Nonstop Service Between Miami and Milan, Italy

American announced today new nonstop service between Miami International Airport (MIA) and Malpensa Milan Airport (MXP) in Milan, Italy. Customers can begin booking travel for the new route on June 2 for travel beginning Nov. 21. “As the home to a growing Italian population and one of the world’s key fashion industry markets, Miami continues to be a preferred destination for travel from Milan,” said Marilyn DeVoe, American’s Vice President – Miami. “This new route enhances our expanding global network and provides our European customers a gateway to many Caribbean and Latin America destinations from our Miami hub.” The MIA-MXP route will be operated as part of our joint business with British Airways and Iberia. Read more about the new route in the press release posted in American’s Newsroom.

» American Recognized for Diversity & Inclusion Practices

American has been chosen as one of the 50 Out Front for Diversity Leadership by Diversity MBA magazine, recognizing our company as one of the Best Places for Diverse and Women Managers to Work. Diversity MBA magazine also recognized American as one of the Top 10 Best In Class Companies for Recruitment. This is our fourth consecutive year for being named as one of the 50 Out Front, placing No. 9 in 2013. To find out more about this award, you can visit aa.com/diversity awards.

» Please Complete Web-Based Courses in the Training Site by June 5

As part of our plans to launch the new Online Learning Center as another investment in our people, please complete any in-progress web-based courses you may have started in Training Site by June 5. We’ll transfer your certifications and completed compliance training to the Online Learning Center as required, as well as other training you’ve accomplished within the past five years, and the rest will be archived. The Online Learning Center will be a comprehensive learning tool for you to register for online- and classroom-based courses, take web-based training, and track your certifications and training records. To help prepare for the June 10 launch, learn more about the transition in the People space on new Jetnet, and access learning modules regarding the new tool in Training Site. Search keyword “SABA.”

AMR in the News

From The Dallas Morning News

AMR Predicts “Strongly Profitable” Q2 if Trends Hold

AMR reported an operating profit of $14 million in April. “I’m pleased to report that, excluding reorganization and special items, we posted a very strong improvement to our bottom line,” AMR Chairman and CEO Tom Horton said in a message to employees Wednesday. “And if current trends continue, we are well on our way to a strongly profitable second quarter.” AMR reported a net loss of $105 million in April compared to a $142 million loss in April 2012. In its monthly report to the U.S. Bankruptcy Court, AMR said the loss shrank to $39 million if it excluded items related to its reorganization, versus a $67 million ex-item loss a year earlier.

Industry News

From Aviation Week

Final Boeing 787 Battery Modification Completed

An Air India Boeing 787 has become the 50th, and final, aircraft to receive the battery modification, thereby clearing the last of the previously-delivered fleet to return to service. In other positive news for the program, workers in the Everett, Wash., assembly plant are in the final stages of preparing to install – or load – the major fuselage sections of the first 787-9, ZB001, into the production tooling. The aircraft is widely expected to be completed and ready for the start of flight tests in the late August timeframe.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, May 29

Crude oil was $93.13 a barrel, down $1.88 from the previous day.

Jet fuel price was $114.66 a barrel, down $1.27.

It’s a Fact

On Tuesday, American took delivery of a new Boeing 777-300ER aircraft, configured with three classes and featuring lie-flat seats with all-aisle access in First and Business Class. The plane is the seventh 777-300ER delivered to American, and the fifth of eight expected to be delivered this year.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction.

Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.